Exhibit 99.1

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b).

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) that the following Directors exercised options over ordinary 10p shares in Imperial Tobacco Group PLC under the Imperial Tobacco Group Sharesave (SAYE) Scheme.

Name	Date of Option Grant	Date of Option Exercise	Number of shares

Mr Gareth Davis	31 May 2002	1 August 2007	1,205
Mr Robert Dyrbus	26 May 2004	1 August 2007	374
Mr David Cresswell	31 May 2002	1 August 2007	2,008

M R Phillips

Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com